THE JACKSON RIVERS COMPANY
                          550 Greens Parkway, Suite 230
                              Houston, Texas 77067


                                  July 13, 2006

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

         Re:      The Jackson Rivers Company
                  Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed May 26, 2006

                  Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 333-70932

Dear Mr. Spirgel:

         In respect of the above referenced matter, set forth below are our responses to the comments delivered by your office pursuant to that letter dated June 28, 2006 (the "Letter"). For your convenience, we have included the original comments from the Letter in their entirety:

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

Note 1 - Summary of significant Accounting Policies, Revenue Recognition, page
F-6

1. Expand your description of revenue recognition to indicate the specific criteria used to determine when revenue recognition is appropriate for each distinct revenue stream. Your disclosure should reflect recognition criteria for building and operating large scale wireless networks, consulting, designing networks for customers, remote date collection and management service.

Response:

         We note the Staff's comment and will include the expanded disclosure set forth below in future filings:

         "DNI performs projects on both a time and expenses and fixed price basis. For time and expense projects, revenue is recognized when the customer is invoiced for work performed plus any expenses. For fixed price projects, the customer is either invoiced for a fixed monthly amount or at specific billing milestones as defined in the contract and executed by the customer. Any payment delays are investigated to ensure that milestoneshave been met. If a customer challenges a milestone attainment, the revenue is deferred until all parties agree that such milestone has been achieved.

Securities and Exchange Commission
Attn:  Larry Spirgel, Assistant Director
July 13, 2006
Page 2


         Consulting and network design work is billed on time and expense as incurred. Construction and operation of large scale wireless networks are billed as a fixed monthly amount and revenue is recognized accordingly, and similarly for change work orders. Losses on projects are recognized when incurred. Also, on a quarterly basis, projects are tested to ensure that revenue recognized reflects actual percentage of completion of the project as of the reporting period."

Note 4 - Acquisition of Diverse Networks, Inc., page F-9

2. Tell us how you determined that reverse acquisition accounting is appropriate for the exchange of Jackson Rivers Company Series B Preferred with Diverse Networks. In your response, please address the following:

         o Discuss how you applied the guidance in paragraphs 15 through 19 of SFAS 141 in identifying the accounting acquirer.

         o It appears that DNI had operations prior to the merger. Tell us the factors you considered in evaluating whether the transaction is a recapitalization or business combination.

         o Discuss whether you restated prior periods to reflect the recapitalization.

         o Explain why you have not presented earnings per share information for periods prior to the reverse merger since a recapitalization is generally presented retroactively.

         o Tell us why you "expensed" $401,000 in net liabilities assumed and describe the nature and amounts of these items.

Response:

         We applied the guidance in paragraphs 15 through 19 of SFAS 141 in identifying the accounting acquirer as follows:

         o Paragraph 15 - We identified DNI as the acquiring entity for financial reporting purposes. See our summary of pertinent facts and circumstances and conclusion below.
         o Paragraph 16 - This was not a business combination effected solely through the distribution of cash or other assets or by incurring liabilities. Neither entity distributed cash or other assets. We disclosed that JRC assumed DNI's liabilities, however DNI had pre-merger net assets of $160,171, and JRC had net liabilities of $401,727. The combined entity incurred a liability in the form of $862,000 of promissory notes to the DNI shareholders who elected not to receive preferred stock.

Securities and Exchange Commission
Attn:  Larry Spirgel, Assistant Director
July 13, 2006
Page 3

         o Paragraph 17 - The assets, revenues and earnings, and equity of DNI overwhelmingly exceeded that of JRC.
         o Paragraph 17a - The voting rights of the JRC shareholders (50.7%) only slightly exceeded those of the DNI shareholders (49.3%).
         o Paragraph 17b - There are no large minority interests from pre-merger JRC or DNI that will have a large minority interest in the combined entity. Jim Nelson and Jeff Flannery own only preferred shares after the combination.
         o Paragraph 17c - Due to the very close parity in voting rights, JRC and DNI will each have one member on the Board of Directors. As new companies are acquired, they may have members sit on the Board of Directors. Jim Nelson and Jeff Flannery will retain the right to appoint such Board Members.
         o Paragraph 17d - The composition of the combined entity's senior management consists of one former officer of JRC and five former officers of DNI.
         o Paragraph 17e - DNI securities were not traded in a public market, therefore this criterion does not apply.
         o Paragraph 18 - The transaction did not involve more than two entities.
         o Paragraph 19 - A new entity was formed, JKRC Sub, Inc., which was the surviving entity for legal purposes, which entity changed it's name to "Diverse Networks, Inc." post-closing. As instructed by paragraph 19, we used the guidance in paragraphs 16-18 in making the determination of the acquiring entity for financial reporting purposes. Owing to JKRC Sub, Inc.'s lack of management, operations, or shareholders, we determined that it was not the acquiring entity for financial reporting purposes.

         Our conclusion is that there is more evidence to support DNI as the acquiring entity. Facts and circumstances supporting DNI as the acquiring entity were the greater portion of senior management, the overwhelmingly greater size, and the pre-merger net asset position of DNI versus the net liability position of JRC. The factors supporting JRC as the acquiring entity were its slightly greater voting rights and the issuance of promissory notes to former DNI shareholders. Factors we considered neutral were the parity in seated directors and the lack of any large pre-merger minority interests that have a large minority interest in the combined entity.

         While DNI had significant operations prior to the merger, JRC had minimal operations which were sold to its former CEO on March 17, 2006. Therefore, when taken into consideration with our discussion of the factors under paragraphs 15-19 of SFAS 141 above, we considered the transaction a recapitalization rather than a business combination, and expensed $401,727 in net liabilities. Our determination was that DNI was assuming the net liabilities in order to merge into a public company in lieu of paying organizational costs of becoming a public registrant, which would have been expensed. The net liabilities assumed of $401,727 are the net of JRC's pre-acquisition assets as of December 2, 2005 of $49,801 and liabilities of $451,528.

Securities and Exchange Commission
Attn:  Larry Spirgel, Assistant Director
July 13, 2006
Page 4

         We restated prior period (2004) to reflect the recapitalization, by reporting DNI's 2004 results of operations and cash flows as those of the registrant. However, we did not disclose this in Note 1, "Summary Of Significant Accounting Policies." Please advise whether this disclosure should be included in future filings.

         Regarding the question as to why pre-reverse merger earnings per share were not reported: The stock issued as a result of the recapitalization was preferred stock. Further, as discussed above, we characterized the transaction as a reverse acquisition with Diverse Networks as the acquiring entity and Diverse (on a retroactive basis) had no shares of common stock outstanding in 2004. Therefore, based on these there were no earnings per common share in 2004 to be reported.

Item 8A.  Controls and Procedures, page 17

3. We note your statement in both the Form 10-KSB for the fiscal year ended December 31, 2005 and the Form 10-QSB for the fiscal quarter ended March 31, 2006 that

         "our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005 (March 31, 2006), the disclosure controls and procedures of the Company were not as effective to ensure that information required to be disclosed..."

         In future filings, your Chief Executive Officer and Chief Financial Officer should opine on whether the disclosure controls and procedures of the Company are either effective or not effective.

Response:   We will make the disclosures noted above in future filings.

4. We note that Malone & Bailey identified deficiencies in your internal controls related to depreciation, amortization and the recapitalization for the fiscal period ended December 31, 2005. Your disclosures regarding Controls and Procedures at March 31, 2006 do not indicate identified deficiencies related to the above areas. Tell us supplementally if you have taken actions or have plans to remedy the deficiencies noted at December 31, 2005.

Response: Our Chief Executive Officer and Chief Financial Officer feel that effective controls are now in place. Specifically, we have hired an accountant and have in place an accounting department to assist in the preparation and review of our financial statements. We believe this will insure proper reporting of depreciation and amortization. The new entities, DNI and UTSI are currently developing written procedures to ensure the adequate enforcement and application of internal controls. The company expects to have the written procedures in place by December 31, 2006.

Securities and Exchange Commission
Attn:  Larry Spirgel, Assistant Director
July 13, 2006
Page 5

5. In future filings, disclose in greater detail the status of remediation efforts on previously disclosed deficiencies. Discuss the nature and timing of the specific procedures you have implemented and or when you expect to resolve these matters.

Response: We will make the disclosures noted above in future filings.

Form 10-QSB for the Quarter Ended March 31, 2006

Note 4 - Notes Payable, page 5

6. We note your accounting for the conversion options in the convertible notes and the conversion option in the securities purchase agreement, along with associated warrants, as derivative liabilities in accordance with SFAS 133 and EITF 00-19. Since the securities purchase agreement was executed March 31, 2006, it is unclear why you recorded a loss on derivative liability for the three months ended March 31, 2006. It appears the conversion options and warrants would be recorded at fair value in the balance sheet at March 31, 2006 with the remainder of the proceeds allocated to the convertible notes. In subsequent periods, changes in the fair value of the conversion options would be recorded in the income statement. In you response letter please discuss the accounting literature you considered in determining the appropriate accounting treatment.

Response:

         The conversion options and warrants are recorded at fair value in the balance sheet. The balance of Derivative Liability at March 31, 2006 includes $616,354 of liability related to conversion and $214,440 of liability related to warrants of the $700,000 notes.

         Since the derivatives liabilities exceeded the proceeds of the $700,000 notes, there was no remainder of proceeds to allocate to the convertible note. The $130,794 loss is the Day 1 loss attributable to the derivative liabilities in excess of the proceeds for the $700,000 notes ($700,000 - 616,354 - 214,440 = $130,794 loss). We relied on SFAS
         133 and EITF 00-19 in determining the accounting treatment.

Note 6 - Stock Options, page 8

7. In future filings, revise your stock option disclosures to indicate the number and weighted-average grant-date fair value of those options a) nonvested at the beginning of the period, b) those nonvested at the end of the year, and those c) granted, d) vested, or e) forfeited during the year. If no stock options are nonvested, please disclose this fact within your footnote. See paragraph A240b(2) of SFAS 123R.

Response: We will include the disclosure noted in the above comment in future filings.

Securities and Exchange Commission
Attn:  Larry Spirgel, Assistant Director
July 13, 2006
Page 6

In connection with our responses to the Letter, we hereby acknowledge that

         o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (619) 342-7449. In addition, feel free to contact our attorney, Gregory R. Carney of Spectrum Law Group LLP at
(949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                           Very truly yours,

                                           /s/ Jeffrey W. Flannery
                                           ---------------------------
                                           Jeffrey W. Flannery
                                           Chief Executive Officer